RMS



17018434

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC Mail Processing Section NOV 29 2017 Washington DC 408

SEC FILE NUMBER
8-69129

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/16 (MM/DD/YY) AND ENDING 09/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OTCex, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

608 5th Avenue

(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Martynas Kavaliauskas 212-220-2729

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mazars USA LLP

(Name – *if individual, state last, first, middle name*)

135 West 50th Street	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

RECEIVED 2017 NOV 29 PM 4:46 SEC / TM

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Martynas Kavaliauskas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OTCex, LLC, as of September 30, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public 28 NOV 2017

I attest the above signature only. I do not attest any accompanying documents.

DENIS JOHN CAREY, NOTARY PUBLIC
ENGLAND & WALES
TEMPLE CHAMBERS, TEMPLE AVENUE
LONDON EC4Y 0HP
Tel +44 207 353 7182
Email: info@djcareynotaries.co.uk

MY COMMISSION EXPIRES ON DEATH

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Denis John Carey
Notary Public

42010

OTCex, LLC

(A LIMITED LIABILITY COMPANY)

Table of Contents



Report of Independent Registered Public Accounting Firm

To the Member of
OTCex, LLC

We have audited the accompanying statement of financial condition of OTCex, LLC, (the "Company"), as of September 30, 2017, and the related statements of operations, changes in member's equity, changes in subordinated loan, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OTCex, LLC, as of September 30, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information included the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and CFTC Regulation 1.17 Under the Commodity Exchange Act and Other Information (the "supplemental information") as of September 30, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of OTCex, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5 and CFTC Regulation 1.10(d)(2) under the Commodity Exchange Act. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mazars USA LLP

New York, NY
November 28, 2017

Mazars USA LLP
135 West 50th Street – New York, New York – 10020
Tel: 212.812.7000 – Fax: 212.375.6888 – www.mazarsusa.com


Praxity
MEMBER
GLOBAL ALLIANCE OF
INDEPENDENT FIRMS

OTCex, LLC

(A LIMITED LIABILITY COMPANY)
Statement of Financial Condition
September 30, 2017

ASSETS

Cash	$ 4,942,107
Due from clearing firms	597,463
Commissions receivable	5,198,251
Prepaid expenses and security deposits	214,294
Property and equipment, net of accumulated depreciation of $172,041	141,481
TOTAL ASSETS	$ 11,093,596

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable, accrued expenses and other liabilities	$ 462,440
Due to Member	3,131,571
Accrued bonuses	2,886,239
Current tax liability	398,895
Deferred tax liability	190,554
Subordinated loan	500,000
TOTAL LIABILITIES	7,569,699
MEMBER'S EQUITY	3,523,897
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 11,093,596

The accompanying notes are an integral part
of these financial statements.

OTCex, LLC

(A LIMITED LIABILITY COMPANY)

Statement of Operations

For the Year Ended September 30, 2017

REVENUES	
Commission income	$ 22,289,151
Other income	10,755
Total revenues	22,299,906
OPERATING EXPENSES	
Salaries, bonuses and related costs	10,041,696
Administrative expense sharing	6,695,666
Clearance charges and commission expense	1,682,497
Market data expense	532,933
Travel and entertainment	515,820
Rent	489,080
Professional fees	402,553
Management fees	200,000
Communications	134,968
Regulatory fees	65,543
Depreciation	56,465
Interest and bank charges	40,825
Insurance	34,857
Office and other	40,357
Total expenses	20,933,260
INCOME BEFORE PROVISION FOR INCOME TAXES	1,366,646
Provision for income taxes	689,033
NET INCOME	$ 677,613

The accompanying notes are an integral part of these financial statements.

OTCex, LLC

(A LIMITED LIABILITY COMPANY)
Statement of Changes in Member's Equity
For the Year Ended September 30, 2017

MEMBER'S EQUITY, Beginning of Year	$ 2,846,284
Capital contributions	-
Net income	677,613
MEMBER'S EQUITY, End of Year	$ 3,523,897

The accompanying notes are an integral part
of these financial statements.

OTCex, LLC

(A LIMITED LIABILITY COMPANY)
Statement of Changes in Subordinated Loan
For the Year Ended September 30, 2017

BALANCE, Beginning of Year	$	500,000
Activity during year ended September 30, 2017		-
BALANCE, End of Year	$	500,000

The accompanying notes are an integral part
of these financial statements.

OTCex, LLC

(A LIMITED LIABILITY COMPANY)
Statement of Cash Flows
For the Year Ended September 30, 2017

OPERATING ACTIVITIES:	
Net income	$ 677,613
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation expense	56,465
Deferred tax benefit	(68,239)
Changes in operating assets and liabilities	
Decrease in due from clearing firms	35,828
Increase in commissions receivable	(1,135,254)
Decrease in employee advance	181,119
Decrease in prepaid expenses and security deposits	95,975
Increase in accounts payable, accrued expenses and other liabilities	241,058
Increase in due to Member	1,457,152
Increase in accrued bonuses	1,851,195
Increase in current tax liability	116,777
Net cash provided by operating activities	3,509,689
INVESTING ACTIVITIES:	
Purchase of property and equipment	(17,742)
Net cash used in investing activities	(17,742)
FINANCING ACTIVITIES:	
Capital contributions	-
Net cash provided by/used in financing activities	-
NET INCREASE IN CASH	3,491,947
CASH AT BEGINNING OF YEAR	1,450,160
CASH AT END OF YEAR	$ 4,942,107

Supplemental Cash Flow Information	
Cash paid during the year for income taxes	$ 640,495
Cash paid during the year for interest	$ 46,500

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

OTCex LLC (the "Company") was organized as a limited liability company under the laws of the State of New York. The Company is wholly owned by OTCex S.A. (the "Member"). In December 2013, the Company became an introducing broker registered with the Commodity and Futures Trading Commission ("CFTC"). The Company executes various swap and futures contracts for its clients solely on an agency and/or give-up basis. On September 10, 2014, the Company became a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The liability of the Member for the losses, debts and obligations of the Company is generally limited to its capital contributions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles ("GAAP").

Use of estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash - For the purpose of the statement of cash flows, the Company considers all cash on hand and cash accounts not subject to withdrawal restrictions or penalties to be cash.

Concentration of credit risk - The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. At September 30, 2017, the Company held $4,442,107 in excess of secured limits. The Company has not experienced any losses in such accounts and management believes it is not subject to any significant credit risk on its cash.

Commissions receivable - Commissions receivable are uncollateralized customer obligations, due under normal trade terms, generally requiring payment within 90 days from the invoice date. Commissions receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current collectability status of accounts, which includes specific losses for known troubled accounts and other available evidence. The allowance was $0 as of September 30, 2017.

Deposits with Clearing Firms - The Company, per the terms of its clearing agreements, is required to maintain restricted security deposits with its clearing brokers. Such deposit amounts are refundable to the Company upon termination of the agreements. All clearing deposits are included in due from clearing firms on the accompanying statement of financial condition.

Property and equipment – Property and equipment are recorded at cost. Additions to property and equipment or expenditures which increase the useful lives of the assets are capitalized. Depreciation is provided on the straight-line basis over the expected useful life of the asset (5 - 7 years).

Revenue recognition - Commissions related transactions, as well as the resulting revenues and expenses, are recorded on a trade date basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes - The Company is a limited liability company, taxed as a C Corporation, under the U.S. Internal Revenue Code.

The Company files its income tax return in the U.S. federal jurisdiction and in the state and city of New York. Tax years 2013, 2014 and 2015 are subject to tax examination by all authorities.

The Company has historically filed its tax returns on a cash basis. The Company converted to an accrual basis tax payer in the current year, as a result of having average gross revenues of $5 million or greater over the most recent three taxable years. The Company recognizes current tax assets and liabilities for federal, state and local income taxes. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Deferred income tax provisions are based on the changes to the respective assets and liabilities from period to period. Valuation allowances are recorded to reduce deferred tax assets when uncertainty regarding their ability to be realized exists.

The Company applies the provisions of Account Standards Codification ("ASC 740") 740, "Income Taxes", which clarifies the accounting for and reporting of income tax uncertainties, FASB and requires additional disclosures related to uncertain income tax positions. ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 requires that the Company determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the Company presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information.

Management has analyzed the positions for all open tax years, and the positions to be taken for the tax year ended September 30, 2017 in its major jurisdictions, and has determined whether or not there are uncertain tax positions that require financial statement recognition. Based on this review, management has determined the major tax jurisdictions to be where the Company is organized and where the Company does business; however, no reserves for uncertain tax positions were required to have been recorded as a result of the application of ASC 740 for the year ended September 30, 2017. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on going analyses of and changes to the tax laws, regulations and interpretations thereof.

The Company recognized interest and penalties, if any, as interest expenses on the statement of operations.

3. INCOME TAXES

The Company accounts for income taxes according to the asset and liability method. Under this method, deferred tax assets and deferred tax liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using enacted tax laws and rates that will be in effect when the differences are expected to reverse.

Provision for income taxes consisted of the following:

Current:		
Federal	$	477,421
State and local		279,851
		757,272
Deferred:		
Federal		(46,403)
State and local		(21,836)
		(68,239)
Total tax provision	$	689,033

The following reconciles the Company's effective tax rate from the U.S. federal statutory tax rate to such amount for the year ended September 30, 2017:

Federal statutory tax rate	34%
Permanent tax differences	0%
State and local income tax (net of effect on federal income tax)	16%
Effective tax rate	50%

3. INCOME TAXES (continued)

The components of deferred income taxes recorded in the accompanying statement of financial condition comprise a net deferred tax liability of $190,554, resulting from the change of accounting method from cash to accrual.

4. SUBORDINATED LIABILITIES

Subordinated liabilities as of September 30, 2017 include the following:

Subordinated loan, 3% due September 23, 2018	$500,000

The subordinated loan is with the Member and is allowable in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Interest is accrued at an amount of $1,250 per month or $15,000 per year. All of the interest accrued through calendar year end 2016 was paid in full on May 31, 2017. None of the interest accrued for calendar year 2017 has been remitted and the balance of accrued interest of $11,250 is included in due to Member on the accompanying statement of financial condition. The subordinated loan provides for automatic annual extensions, unless otherwise specified by the Member in writing thirteen months prior to the maturity date.

5. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), the Commodity Futures Trading Commission's (CFTC's) minimum financial requirements (Regulation 1.17), and the National Futures Association (NFA) Rule 7001, which require that the Company maintain a minimum net capital that exceeds the greater of either $45,000 or 6.67% of aggregate indebtedness. On September 30, 2017, the Company had net capital of $1,258,501, which exceeded the minimum capital requirement of $458,610 by $799,891. The Company's percentage of aggregate indebtedness to net capital is 547%. The Company is exempt from the reserve requirements of 15c-3-3 since it does not carry customer funds or margin accounts. It does not hold funds or securities for, or owe money or securities to, customers.

6. OFF BALANCE SHEET RISK

The responsibility for reporting, clearing and settling various securities and commodity interest transactions (collectively "Transactions") executed by the Company on behalf of its customers rests with the customer (if self-clearing), customer's clearing broker, Swap Execution Facility ("SEF") and/or exchange, as applicable. Off balance sheet risk exists with respect to such Transactions in the event of a trade execution error on the part of the Company. The Company may be responsible for reimbursing the customer for any losses incurred as a result of such trade error. As of the fiscal year ending on September 30, 2017, the Company had not been notified by any customers, SEFs, exchanges and/or clearing brokers, as applicable, of any such trade errors, nor was the Company otherwise aware of any potential losses regarding any Transactions executed for its customers. The Company is not counterparty to any Transactions and does not act as principal to any such Transactions.

7. SIGNIFICANT CUSTOMERS

Commission income from five customers amounted to 49% of commission income for fiscal year ended September 30, 2017. Commissions receivable from five customers amounted to 56% of commissions receivable for fiscal year ended September 30, 2017.

8. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with the Member. Under this agreement, the Company incurs administrative sharing expenses equal to 50% of futures gross revenues earned by the Company. For the year ended September 30, 2017, administrative sharing expenses incurred under the expense sharing agreement amounted to $6,695,666. The Company also incurs a fee of $200,000 per calendar year payable to the Member for management efforts. The Company reimburses the Member for office rent incurred on the Company's behalf. Rent payments to the Member for the year ending September 30, 2017 totaled $147,092, which was paid in full. As of September 30, 2017, the Company had a balance of $3,131,571 payable to the Member, inclusive of accrued interest of $11,250 on the subordinated loan and $150,000 in management fees.

9. 401K SAVINGS PLAN

Effective 2015, the Company adopted a qualified 401K Plan (the "Plan"). The Company's Plan contributions are based on employee pre-tax elections made during the year. The Plan contributions are 100% vested at all times. The Company incurred an expense for employer contributions of $90,640 during the year ended September 30, 2017 which was included in salaries, bonuses and related costs on the accompanying statement of operations.

10. DUE FROM CLEARING BROKERS

The Company clears all securities transactions through clearing firms. The Company considers the amounts due from its clearing firms to be fully collectible, and accordingly, no allowance for doubtful accounts has been established.

11. PROPERTY AND EQUIPMENT

Property and equipment are comprised of the following:

			Depreciable Life Years
Furniture	$	78,191	7
Computer equipment		235,331	5
		313,522	
Less: accumulated depreciation		(172,041)	
Property and equipment, net	$	141,481	
Depreciation expense for the fiscal year ended September 30, 2017	$	56,465	

12. COMMITMENTS AND CONTINGENCIES

Leases - The Company leases office space. Rent expense for the fiscal year ended September 30, 2017 totals $489,080. Future minimum rental payments under non-cancellable operating leases are as follows:

Fiscal Year ending September 30:	Amount
2018	$ 293,845
2019	190,478
2020	47,969
Total	$ 532,292

Subtenant - The Company subleases office space. The income from the subtenant is included in the statement of operations as a reduction in rent expense. Subtenant lease payments for the fiscal year ended September 30, 2017 totals $96,176. Future minimum rental receipts under the sublease are as follows:

Fiscal Year ending September 30:	Amount
2018	$ 83,253
Total	$ 83,253

Employment Contracts - The Company has commitments to various employees, as set forth in their employment contracts. The agreements include guaranteed compensation for the term of the employment contracts. The minimum salary payments under the herein mentioned employment contracts are as follows:

Fiscal Year ending September 30:	Amount
2018	$ 973,333
2019	580,000
2020	400,000
2021	400,000
2022	100,000
Total	$ 2,453,333

13. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued an accounting standard update which affects the revenue recognition of entities that enter into either (1) certain contracts to transfer goods or services to customers or (2) certain contracts for the transfer of nonfinancial assets. The update indicates an entity should recognize revenue in an amount that reflects the consideration the entity expects to be entitled to in exchange for the goods or services transferred by the entity. The update is to be applied to the beginning of the year of implementation or retrospectively and is effective for annual periods beginning after December 15, 2017 and in interim periods in that reporting period. Early application is permitted for annual reporting periods beginning after December 15, 2017. The Company has evaluated the effect that the update will have on its financial statements and has determined there will be no significant financial impact. The update will require additional disclosures in the notes to the financial statements.

In February 2017, the FASB issued an accounting standard update which amends existing lease guidance. The update requires lessees to recognize a right-of-use asset and related lease liability for many operating leases now currently off-balance sheet under current US GAAP. Accounting by lessors remains largely unchanged from current US GAAP. The update is effective using a modified retrospective approach for fiscal years beginning after December 15, 2018, and interim periods within those years, with early application permitted. The Company expects to record a right-of-use asset and related lease liability upon the adoption of this accounting standard updated, and is still evaluating the impact of the modified retrospective transition method on its financial statements.

14. EMPLOYEE ADVANCE

The Company issued a series of advances to one of its employees during 2016 and 2017, for which there are loan agreements totaling $1,113,000. As of September 30, 2017, the employee repaid $601,581 of this advance through his net paychecks. The gross employee advance as of September 30, 2017 was $511,419. As of September 30, 2017 the Company owed the same employee $1,203,354 in accrued bonuses. The offsetting receivable and payable were reflected as a net liability of $691,935, included in accrued bonuses on the statement of financial condition.

15. SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date the financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

OTCex, LLC

(A LIMITED LIABILITY COMPANY)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and CFTC 1.17

As of September 30, 2017

MEMBER'S EQUITY		
	$	3,523,897
ADDITIONS AND/OR CREDITS:		
Liabilities subordinated		500,000
Addback for deferred tax liabilities on non-allowable receivables		190,554
Addback for broker payable on non-allowable receivables		2,598,076
TOTAL CAPITAL & ALLOWABLE SUBORDINATED LIABILITIES		6,812,527
DEDUCTIONS AND/OR CHARGES:		
Non-allowable receivables		(5,198,251)
Prepaid expenses and security deposits		(214,294)
Property and equipment, net of accumulated depreciation		(141,481)
		(5,554,026)
NET CAPITAL	$	1,258,501
AGGREGATE INDEBTEDNESS:		
Accounts payable, accrued expenses and other liabilities		462,440
Due to Member		3,131,571
Accrued bonuses		2,886,239
Current tax liability		398,895
	$	6,879,145
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $45,000)	$	458,610
Excess net capital	$	799,891
Percentage of aggregate indebtedness to net capital		547%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of September 30, 2017.

OTCex, LLC

(A LIMITED LIABILITY COMPANY)
Other Information
For the Year Ended September 30, 2017

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule. The Company did not maintain possession or control of any customer funds.



Report of Independent Registered Public Accounting Firm

To the Member of
OTCex, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) OTCex, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which OTCex, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: Section (k)(2)(ii) (the "exemption provisions") and (2) OTCex, LLC stated that OTCex, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. OTCex, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about OTCex, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mazars USA LLP

New York, NY
November 28, 2017

MAZARS USA LLP
135 WEST 50TH STREET – NEW YORK, NEW YORK – 10020
TEL: 212.812.7000 – FAX: 212.375.6888 – WWW.MAZARSUSA.COM


Praxity
MEMBER
GLOBAL ALLIANCE OF INDEPENDENT FIRMS

OTCex, LLC
(A LIMITED LIABILITY COMPANY)

EXEMPTION REPORT

OTCex, LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii):

(2) The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception.

I, Martynas Kavaliauskas, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



Authorized Signature

CEO

Title

28 NOV 2017

Date

I certify only that this document was signed and affirmed to at London before me by MARTYNAS KAVALIAUSKAS duly identified to me



28 Nov 2017

DENIS JOHN CAREY, NOTARY PUBLIC
ENGLAND & WALES
TEMPLE CHAMBERS, TEMPLE AVENUE
LONDON EC4Y 0HP
Tel +44 207 353 7182
Email: info@djcareynotaries.co.uk

MY COMMISSION EXPIRES ON DEATH



42010



Report of Independent Registered Public Accounting Firm
On Internal Control Required by CFTC Regulation 1.16

To the Member of
OTCex, LLC

In planning and performing our audit of the financial statements of OTCex, LLC (the "Company") as of and for the year ended September 30, 2017, in accordance with auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

As required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry the accounts of its customers, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder; and the segregation of funds based on such computations.
2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. CFTC Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

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A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A *material weakness* is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described previously in this report and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to previously in this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as previously described in this report, were adequate at September 30, 2017, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Company's management, the CFTC, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered brokers and dealers and futures commissions merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Mazars USA LLP

New York, NY
November 28, 2017